Exhibit 28.1





                                                           FOR IMMEDIATE RELEASE
                                                                 AUGUST 16, 1996
                                                      FOR ADDITIONAL INFORMATION
                                                     CONTACT: DARRELL E. BLOCKER
                                                          SR VICE PRESIDENT, CFO
                                                                  (219) 356-3311



                         NORTHEAST INDIANA BANCORP, INC.
                ANNOUNCES COMPLETION OF STOCK REPURCHASE PROGRAM

HUNTINGTON, INDIANA, -- Stephen E. Zahn, President and Chief Executive Officer of Northeast Indiana Bancorp, Inc. (the "Company"), has announced the completion of its third stock repurchase program, including the repurchase of shares to fund the Company's Recognition and Retention Plan (RRP). The Company on July 8, 1996 announced its intention to repurchase in the open market up to 5% or 103,084 shares of its common stock. Today, the Company announces the completion of this repurchase program, repurchasing a total of 103,084 shares of common stock at an average price of $12.34 per share. With the completion of this repurchase program the Company has 1,958,586 shares outstanding.

Northeast Indiana Bancorp, Inc. is the holding company for First Federal Savings Bank with three offices located in Huntington, Indiana. The Company issued 2,182,125 shares in its initial offering completed June 27, 1995, in conjunction with the conversion of the Bank from a federally chartered mutual to a stock savings bank.

The Company's stock is traded on the NASDAQ System under the symbol "NEIB".